As filed with the Securities and Exchange Commission on May 1, 2024
Securities Act File No. 333-279023
File No. 814-00663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.      ☐
Post-Effective Amendment No. 1   ☒

ARES CAPITAL CORPORATION
(Exact name of registrant as specified in charter)

245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Address and telephone number, including area code, of principal executive offices)
Joshua M. Bloomstein
Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
(Name and address of agent for service)

COPIES TO:
Monica J. Shilling Christopher J. Wu Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	A.J. Million Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000
Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.
☐   Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒   Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☒   Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☒   Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐   Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐   when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:
☐   This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐   This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐   This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☒   This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-264145.
Check each box that appropriately characterizes the Registrant:
☐ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒   Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐   Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☒   A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☒   Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐   Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐   If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐   New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-279023) of Ares Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
Other information
ITEM 25.   FINANCIAL STATEMENTS AND EXHIBITS
(1)
Financial Statements

The following statements of the Company are incorporated by reference in Part A of this registration statement:
Audited Annual Financial Statements
Reports of Independent Registered Public Accounting Firm (KPMG LLP, Los Angeles, California, PCAOB ID 185)
Consolidated Balance Sheet as of December 31, 2023 and 2022
Consolidated Statement of Operations for the years ended December 31, 2023, 2022 and 2021
Consolidated Schedules of Investments as of December 31, 2023 and 2022
Consolidated Statement of Stockholders’ Equity for the years ended December 31, 2023, 2022 and 2021
Consolidated Statement of Cash Flows for the years ended December 31, 2023, 2022 and 2021
Notes to Consolidated Financial Statements
Interim Unaudited Financial Statements
Consolidated Balance Sheet as of March 31, 2024 (unaudited) and December 31, 2023
Consolidated Statement of Operations for the three months ended March 31, 2024 and 2023 (unaudited)
Consolidated Schedules of Investments as of March 31, 2024 (unaudited) and December 31, 2023
Consolidated Statement of Stockholders’ Equity for the three months ended March 31, 2024 (unaudited) and the year ended December 31, 2023
Consolidated Statement of Cash Flows for the three months ended March 31, 2024 and 2023 (unaudited)
Notes to Consolidated Financial Statements (unaudited)

(2)
Exhibits

(a)	Articles of Amendment and Restatement, as amended(1)
(b)	Third Amended and Restated Bylaws, as amended(2)
(c)	Not Applicable
(d)(1)	Form of Stock Certificate(3)
(d)(2)	Statement of Eligibility of Trustee on Form T-1 for Indenture, dated as of October 21, 2010(62)
(d)(3)	Statement of Eligibility of Trustee on Form T-1 for Form of Indenture(62)
(d)(4)	Form of Subscription Certificate(4)
(d)(5)	Indenture, dated as of October 21, 2010, between Ares Capital Corporation and U.S. Bank National Association, as trustee(5)
(d)(6)	Form of Indenture, between Ares Capital Corporation and U.S. Bank National Association, as trustee(62)
(d)(7)	Eighth Supplemental Indenture, relating to the 4.250% Notes due 2025, between the Company and U.S. Bank National Association, as trustee(6)
(d)(8)	Form of 4.250% Notes due 2025(6)
(d)(9)	Ninth Supplemental Indenture, relating to the 4.625% Convertible Notes due 2024, between the Company and U.S. Bank National Association, as trustee(7)

(d)(10)	Form of 4.625% Convertible Senior Notes due 2024(7)
(d)(11)	Tenth Supplemental Indenture, relating to the 4.200% Notes due 2024, between the Company and U.S. Bank National Association, as trustee(8)
(d)(12)	Form of 4.200% Notes due 2024(8)
(d)(13)	Eleventh Supplemental Indenture, relating to the 3.250% Notes due 2025, between the Company and U.S. Bank National Association, as trustee(9)
(d)(14)	Form of 3.250% Notes due 2025(9)
(d)(15)	Twelfth Supplemental Indenture, relating to the 3.875% Notes due 2026, between the Company and U.S. Bank National Association, as trustee(10)
(d)(16)	Form of 3.875% Notes due 2026(10)
(d)(17)	Thirteenth Supplemental Indenture, relating to the 2.150% Notes due 2026, between the Company and U.S. Bank National Association, as trustee(11)
(d)(18)	Form of 2.150% Notes due 2026(11)
(d)(19)	Fourteenth Supplemental Indenture, relating to the 2.875% Notes due 2028, between the Company and U.S. Bank National Association, as trustee(12)
(d)(20)	Form of 2.875% Notes due 2028(12)
(d)(21)	Fifteenth Supplemental Indenture, relating to the 3.200% Notes due 2031, between the Company and U.S. Bank National Association, as trustee(13)
(d)(22)	Form of 3.200% Notes due 2031(13)
(d)(23)	Sixteenth Supplemental Indenture, relating to the 2.875% Notes due 2027, between the Company and U.S. Bank National Association, as trustee(14)
(d)(24)	Form of 2.875% due 2027(14)
(d)(25)	Seventeenth Supplemental Indenture, relating to the 7.000% Notes due 2027, between the Company and U.S. Bank Trust Company, National Association, as trustee(15)
(d)(26)	Form of 7.000% Notes due 2027(15)
(d)(27)	Eighteenth Supplemental Indenture, relating to the 5.875% Notes due 2029, between the Company and U.S. Bank Trust Company, National Association, as trustee(16)
(d)(28)	Form of 5.875% Notes due 2029(16)
(e)	Dividend Reinvestment Plan of Ares Capital Corporation(2)
(f)	Not Applicable
(g)	Second Amended & Restated Investment Advisory and Management Agreement, dated as of June 6, 2019, between Registrant and Ares Capital Management LLC(17)
(h)(1)	Form of Underwriting Agreement for Equity Securities(18)
(h)(2)	Form of Underwriting Agreement for Debt Securities(18)
(h)(3)	Form of Equity Distribution Agreement(18)
(h)(4)	Equity Distribution Agreement, dated as of February 7, 2024, among Ares Capital Corporation, Ares Capital Management LLC, Ares Operations LLC and Truist Securities, Inc.(19)
(h)(5)	Equity Distribution Agreement, dated as of February 7, 2024, among Ares Capital Corporation, Ares Capital Management LLC, Ares Operations LLC and Jefferies LLC(19)
(h)(6)	Equity Distribution Agreement, dated as of February 7, 2024, among Ares Capital Corporation, Ares Capital Management LLC, Ares Operations LLC and Mizuho Securities USA LLC(19)
(h)(7)	Equity Distribution Agreement, dated as of February 7, 2024, among Ares Capital Corporation, Ares Capital Management LLC, Ares Operations LLC and RBC Capital Markets, LLC(19)
(h)(8)	Equity Distribution Agreement, dated as of February 7, 2024, among Ares Capital Corporation, Ares Capital Management LLC, Ares Operations LLC and Regions Securities LLC(19)
(i)	Not Applicable

(j)(1)	Amended and Restated Custodian Agreement, dated as of May 15, 2009, between Ares Capital Corporation and U.S. Bank National Association(20)
(j)(2)	Amendment No. 1, dated as of December 19, 2014, to the Amended and Restated Custodian Agreement dated as of May 15, 2009, by and among Ares Capital Corporation and U.S. Bank National Association(21)
(k)(1)	Amended and Restated Administration Agreement, dated as of June 1, 2007, between Ares Capital Corporation and Ares Operations LLC(22)
(k)(2)	Trademark License Agreement between Ares Capital Corporation and Ares Management LLC(23)
(k)(3)	Form of Indemnification Agreement between Ares Capital Corporation and directors and certain officers(24)
(k)(4)	Form of Indemnification Agreement between Ares Capital Corporation and members of Ares Capital Management LLC investment committee(24)
(k)(5)	Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital Corporation, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(25)
(k)(6)	Amendment No. 1 to Amended and Restated Purchase and Sale Agreement, dated as of June 7, 2012, among Ares Capital Corporation, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(26)
(k)(7)	Second Tier Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(25)
(k)(8)	Amendment No. 1 to Second Tier Purchase and Sale Agreement, dated as of June 7, 2012, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(26)
(k)(9)	Amended and Restated Sale and Servicing Agreement, dated as of January 22, 2010, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(25)
(k)(10)	Amendment No. 1 to the Amended and Restated Sale and Servicing Agreement, dated as of May 6, 2010, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association, as successor by merger to Wachovia Bank, as note purchaser, U.S. Bank National Association, as collateral custodian, trustee and bank, and Wells Fargo Securities, LLC, as agent(27)
(k)(11)	Amendment No. 2 to the Amended and Restated Sale and Servicing Agreement, dated as of January 18, 2011, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association, as successor by merger to Wachovia Bank, as note purchaser, U.S. Bank National Association, as collateral custodian, trustee and bank, and Wells Fargo Securities, LLC, as agent(28)
(k)(12)	Amendment No. 3 to the Amended and Restated Sale and Servicing Agreement, dated as of October 13, 2011, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, U.S. Bank National Association, as trustee, collateral custodian and bank, and Wells Fargo Securities, LLC, as agent(29)
(k)(13)	Amendment No. 4 to the Amended and Restated Sale and Servicing Agreement, dated as of January 18, 2012, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, Wells Fargo Securities, LLC, as agent, and U.S. Bank National Association, as collateral custodian, trustee and bank(30)
(k)(14)	Amendment No. 5 to the Amended and Restated Sale and Servicing Agreement, dated as of June 7, 2012, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, Wells Fargo Securities, LLC, as agent, and U.S. Bank National Association, as collateral custodian, trustee and bank(26)

(k)(15)	Amendment No. 6 to the Loan and Servicing Agreement, dated as of January 25, 2013, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Securities, LLC, as agent, and Wells Fargo Bank, National Association, as swingline lender, and the other lenders party thereto(31)
(k)(16)	Omnibus Amendment, dated as of May 14, 2014, among Ares Capital CP Funding LLC, Ares Capital CP Funding Holdings LLC, Ares Capital Corporation, Wells Fargo Bank, National Association, as swingline lender and as a lender, Wells Fargo Securities, LLC, as agent, and U.S. Bank National Association, as trustee, bank and collateral custodian (amending the Loan and Servicing Agreement, dated as of January 22, 2010, the Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, and the Second Tier Purchase and Sale Agreement, dated as of January 22, 2010)(32)
(k)(17)	Amendment No. 8 to Loan and Servicing Agreement, dated as of January 3, 2017, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as swingline lender, as a lender and as the successor agent, Wells Fargo Securities, LLC, as the resigning agent, Bank of America, N.A., as a lender, and U.S. Bank National Association, as trustee, bank and collateral custodian(33)
(k)(18)	Amendment No. 9 to Loan and Servicing Agreement, dated as of October 2, 2017, among Ares Capital CP Funding LLC, as borrower, the Company, as servicer, Wells Fargo Bank, National Association, as swingline lender, as a lender and as a successor agent, Wells Fargo Securities, LLC, as the resigning agent, Bank of America, N.A. as a lender, U.S. Bank National Association as collateral custodian, trustee and bank, and the other lenders party thereto(34)
(k)(19)	Amendment No. 10 to Loan and Servicing Agreement, dated as of October 2, 2018, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as agent, and Wells Fargo Bank, National Association, as a lender, and Bank of America, N.A.(35)
(k)(20)	Amendment No. 11 to Loan and Servicing Agreement, dated as of December 14, 2018, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as agent, Wells Fargo Bank, National Association, as a lender, Bank of America, N.A., as a lender, and U.S. Bank National Association, as trustee, bank and collateral custodian(36)
(k)(21)	Amendment No. 12 to Loan and Servicing Agreement, dated as of June 18, 2019, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as agent, Wells Fargo Bank, National Association, as a lender, Bank of America, N.A., as a lender, and U.S. Bank National Association, as trustee, bank and collateral custodian(37)
(k)(22)	Amendment No. 13 to Loan and Servicing Agreement, dated as of January 31, 2020, among Ares Capital CP Funding LLC, as the borrower, Ares Capital Corporation, as the servicer, Wells Fargo Bank, National Association, as the agent, Wells Fargo Bank, National Association, as a lender, Bank of America, N.A, as a lender, TIAA, FSB, as a lender, Sampension Livsforsikring A/S, as a lender, Arkitekternes Pensionskasse, as a lender, Pensionskassen for Jordbrugsakademikere og Dyrlæger, as a lender and U.S. Bank National Association, as trustee, bank and collateral custodian(38)
(k)(23)	Amendment No. 14 to Loan and Servicing Agreement, dated as of November 13, 2020, among Ares Capital CP Funding LLC, as borrower, the Company, as servicer, Wells Fargo Bank, National Association, as agent, Wells Fargo Bank, National Association, as a lender, and Bank of America, N.A., as a lender, and U.S. Bank National Association, as trustee, bank and collateral custodian(34)
(k)(24)	Amendment No. 15 to Loan and Servicing Agreement, dated as of December 29, 2021, among Ares Capital CP Funding LLC, as borrower, the Company as servicer, Wells Fargo Bank, National Association, as agent, the lenders named therein, and U.S. Bank National Association, as trustee, bank and collateral custodian(39)

(k)(25)	Amendment No. 16 to Loan and Servicing Agreement, dated as of June 30, 2022, among Ares Capital CP Funding LLC, as the borrower, Ares Capital Corporation, as the servicer, Wells Fargo Bank, National Association, as the agent, Wells Fargo Bank, National Association, as a lender, Bank of America, N.A, as a lender, Sampension Livsforsikring A/S, as a lender, Arkitekternes Pensionskasse, as a lender, Pensionskassen for Jordbrugsakademikere og Dyrlæger, as a lender, Canadian Imperial Bank of Commerce, as a lender, U.S. Bank Trust Company, National Association, as trustee and U.S. Bank National Association, as bank and collateral custodian(40)
(k)(26)	Fifteenth Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 12, 2024, among Ares Capital Corporation, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent(41)
(k)(27)	Loan and Servicing Agreement, dated as of January 20, 2012, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, collateral agent and lender, and U.S. Bank National Association, as collateral custodian and bank(42)
(k)(28)	Purchase and Sale Agreement, dated as of January 20, 2012, between Ares Capital JB Funding LLC, as purchaser, and Ares Capital Corporation, as seller(42)
(k)(29)	Revolving Credit and Security Agreement, dated as of June 11, 2020, among ARCC FB Funding LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Ares Capital Corporation, as equityholder and servicer, and U.S. Bank National Association, as collateral agent(43)
(k)(30)	Purchase and Sale Agreement, dated as of June 11, 2020, between ARCC FB Funding LLC, as purchaser, and Ares Capital Corporation, as seller(43)
(k)(31)	First Amendment to the Revolving Credit and Security Agreement, dated as of December 21, 2020, among ARCC FB Funding LLC, as the borrower, BNP Paribas, as the administrative agent, Ares Capital Corporation as equity holder and servicer, and U.S. Bank National Association as collateral agent(44)
(k)(32)	Second Amendment to the Revolving Credit and Security Agreement, dated as of June 29, 2021, among ARCC FB Funding LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Ares Capital Corporation, as equityholder and servicer, and U.S. Bank National Association, as collateral agent(45)
(k)(33)	Third Amendment to the Revolving Credit and Security Agreement, dated as of August 17, 2022, among ARCC FB Funding LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Ares Capital Corporation, as equityholder and servicer, and U.S. Bank Trust Company, National Association, as collateral agent(46)
(k)(34)	Fourth Amendment to the Revolving Credit and Security Agreement, dated as of January 9, 2023, among ARCC FB Funding LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Ares Capital Corporation, as equityholder and servicer, and U.S. Bank National Association, as collateral agent(46)
(k)(35)	Fifth Amendment to the Revolving Credit and Security Agreement, dated as of April 20, 2023, among ARCC FB Funding LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Ares Capital Corporation, as equityholder and servicer, and U.S. Bank National Association, as collateral agent(47)
(k)(36)	Sixth Amendment to the Revolving Credit and Security Agreement, dated as of December 14, 2023, among ARCC FB Funding LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, the Company, as equityholder and servicer, and U.S. Bank National Association, as collateral agent(48)
(k)(37)	Seventh Amendment to the Revolving Credit and Security Agreement, dated as of April 12, 2024, among ARCC FB Funding LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Ares Capital Corporation, as equityholder and servicer, and U.S. Bank National Association, as collateral agent(41)

(k)(38)	Omnibus Amendment No. 1, dated as of September 14, 2012, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012, and the Purchase and Sale Agreement, dated as of January 20, 2012)(49)
(k)(39)	Omnibus Amendment No. 2, dated as of December 20, 2013, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012, and the Purchase and Sale Agreement, dated as of January 20, 2012)(50)
(k)(40)	Omnibus Amendment No. 3, dated as of June 30, 2015, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012, and the Purchase and Sale Agreement, dated as of January 20, 2012)(51)
(k)(41)	Omnibus Amendment No. 4, dated as of August 24, 2017, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012)(52)
(k)(42)	Omnibus Amendment No. 5, dated as of September 12, 2018, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012)(53)
(k)(43)	Omnibus Amendment No. 6, dated as of September 10, 2019, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012, and the Purchase and Sale Agreement, dated as of January 20, 2012)(54)
(k)(44)	Omnibus Amendment No. 7, dated as of December 31, 2019, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012, and the Purchase and Sale Agreement, dated as of January 20, 2012)(55)
(k)(45)	Amendment No. 8, dated as of May 28, 2021, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012)(56)
(k)(46)	Amendment No. 9, dated as of April 28, 2023, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012)(57)

(k)(47)	Amendment No. 10, dated as of March 28, 2024, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, lender and collateral agent, and U.S. Bank National Association, as collateral custodian and bank (amending the Loan and Servicing Agreement, dated as of January 20, 2012)(58)
(k)(48)	Uncommitted Continuing Agreement for Standby Letters of Credit and Demand Guarantees, dated as of May 11, 2023, between Ares Capital Corporation and Deutsche Bank AG New York Branch, as the issuer(59)
(l)(1)	Opinion and Consent of Venable LLP, Maryland counsel for Ares Capital Corporation(62)
(l)(2)	Opinion and Consent of Kirkland & Ellis LLP, counsel for Ares Capital Corporation(62)
(l)(3)	Opinion and Consent of Venable LLP, Maryland counsel for Ares Capital Corporation dated May 1, 2024*
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm for Ares Capital Corporation(62)
(n)(2)	Report of Independent Registered Public Accounting Firm on Supplemental Information(60)
(n)(3)	Power of Attorney(62)
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics(61)
(s)	Filing Fee Table(62)

*
Filed herewith.

(1)
Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2023, filed on April 25, 2023.

(2)
Incorporated by reference to Exhibits 3.2 and 10.1, as applicable, to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2018, filed on February 12, 2019.

(3)
Incorporated by reference to Exhibit (d) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(4)
Incorporated by reference to Exhibit (d)(4) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149139), filed on April 9, 2008.

(5)
Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on October 22, 2010.

(6)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 11, 2018.

(7)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on March 8, 2019.

(8)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on June 10, 2019.

(9)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 15, 2020.

(10)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on July 15, 2020.

(11)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Company’s Form 8-K (File No. 814-00663), filed on January 13, 2021.

(12)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Company’s Form 8-K (File No. 814-00663), filed on June 10, 2021.

(13)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Company’s Form 8-K (File No. 814-00663), filed on November 4, 2021.

(14)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 13, 2022.

(15)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on August 3, 2023.

(16)
Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 23, 2024.

(17)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on June 7, 2019.

(18)
Incorporated by reference to Exhibits (h)(1), (h)(2) and (h)(3), as applicable, to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-230351), filed on May 22, 2019.

(19)
Incorporated by reference to Exhibits 10.1 through 10.5, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on February 7, 2024.

(20)
Incorporated by reference to Exhibit (j) to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on May 28, 2009.

(21)
Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2014, filed on February 26, 2015.

(22)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2007, filed on August 9, 2007.

(23)
Incorporated by reference to Exhibit (k)(3) to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 17, 2004.

(24)
Incorporated by reference to Exhibits (k)(3) and (k)(4), as applicable, to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-188175), filed on April 26, 2013.

(25)
Incorporated by reference to Exhibits 10.2 through 10.4, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 25, 2010.

(26)
Incorporated by reference to Exhibits 10.1 through 10.3, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on June 8, 2012.

(27)
Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2010, filed on May 10, 2010.

(28)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 19, 2011.

(29)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on October 14, 2011.

(30)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 19, 2012.

(31)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 28, 2013.

(32)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on May 15, 2014.

(33)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 4, 2017.

(34)
Incorporated by reference to Exhibits 10.22 and 10.27, as applicable, to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2021, filed on February 9, 2022.

(35)
Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K (File No. 814-00663), filed on October 3, 2018.

(36)
Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 814-00663), filed on December 17, 2018.

(37)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on June 19, 2019.

(38)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on February 3, 2020.

(39)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 3, 2022.

(40)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on July 1, 2022.

(41)
Incorporated by reference to Exhibits 10.1 and 10.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on April 17, 2024.

(42)
Incorporated by reference to Exhibits 10.1 and 10.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 24, 2012.

(43)
Incorporated by reference to Exhibits 10.1 and 10.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on June 16, 2020.

(44)
Incorporated by reference to Exhibit 10.31 to the Company’s Form 10-K (File No. 814-00663) for the year ended December 31, 2020, filed on February 10, 2021.

(45)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on July 1, 2021.

(46)
Incorporated by reference to Exhibits 10.37 and 10.38, as applicable, to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2022, filed on February 7, 2023.

(47)
Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2023 filed on April 25, 2023.

(48)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on December 19, 2023.

(49)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on September 17, 2012.

(50)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on December 23, 2013.

(51)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on July 1, 2015.

(52)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on August 28, 2017.

(53)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on September 13, 2018.

(54)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on September 10, 2019.

(55)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 2, 2020.

(56)
Incorporated by references to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on May 28, 2021.

(57)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on May 4, 2023.

(58)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on April 3, 2024.

(59)
Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on May 17, 2023.

(60)
Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2023, filed on February 7, 2024.

(61)
Incorporated by reference to Exhibit (r) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(62)
Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement on Form N-2 (File No. 333-279023), filed on May 1, 2024.

ITEM 26.   MARKETING ARRANGEMENTS
The information contained under the heading “Plan of Distribution” on this registration statement is incorporated by reference herein and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.
ITEM 27.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
Commission registration fee	$(1)
Accounting fees and expenses	$(2)
Legal fees and expenses	$(2)
Printing fees and expenses	$(2)
Rating agency fees	$(2)
Miscellaneous expenses	$(2)
Total	$(2)

(1)
In accordance with Rules 456(b), 457(r) and 415(a)(6) promulgated under the Securities Act, we are deferring payment of all of the registration fees. Any registration fees will be paid subsequently on a pay-as-you-go basis.

(2)
These fees will be calculated based on the securities offered and the number of issuances and accordingly, cannot be estimated at this time. These fees, if any, will be reflected in the applicable prospectus supplement.

ITEM 28.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
Direct Subsidiaries
The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:
ACAS, LLC (Delaware)	100%
ARCC Apex SPV, LLC (Delaware)	100%
ARCC API Corp. (Delaware)	100%
ARCC Beacon LLC (Delaware)	100%
ARCC Blocker Corp. (Delaware)	100%
ARCC Blocker II LLC (Delaware)	100%
ARCC Blocker IV LLC (Delaware)	100%
ARCC Blocker V LLC (Delaware)	100%
ARCC Blocker VI LLC (Delaware)	100%
ARCC Blocker VII LLC (Delaware)	100%
ARCC Blocker VIII LLC (Delaware)	100%
ARCC ED Corp. (Delaware)	100%

ARCC FB Funding LLC (Delaware)	100%
ARCC FD Corp. (Delaware)	100%
ARCC FGP LLC (Delaware)	100%
ARCC GG Holdings (Delaware)	100%
ARCC Green Energy Partners Blocker LLC (Delaware)	100%
ARCC HEELSTONE LLC (Delaware)	100%
ARCC HS LLC (Delaware)	100%
ARCC KPS Corp. (Delaware)	100%
ARCC LSQ LLC (Delaware)	100%
ARCC MBU Holdings LLC (Delaware)	100%
ARCC MCF 1, LLC (f/k/a Dynamic Equity, LLC) (Delaware)	100%
ARCC MCF 2 LLC (Delaware)	100%
ARCC MH LLC (Delaware)	100%
ARCC NV1 Corp. (Delaware)	100%
ARCC NV2 Corp. (Delaware)	100%
ARCC OTG Corp. (Delaware)	100%
ARCC OTG Preferred Corp. (Delaware)	100%
ARCC PCGI III AIV Blocker, Inc. (Delaware)	100%
ARCC PCP GP, LLC (Delaware)	100%
ARCC PG LLC (Delaware)	100%
ARCC PH Corp. (Delaware)	100%
ARCC PJMB LLC (Delaware)	100%
ARCC PT Corp. (Delaware)	100%
ARCC RB LLC (Delaware)	100%
ARCC RT LLC (Delaware)	100%
ARCC S2 LLC (f/k/a/ AC Postle, LLC) (Delaware)	100%
ARCC SC LLC (Delaware)	100%
ARCC SHC LLC (Delaware)	100%
ARCC SK Blocker Corp. (Delaware)	100%
ARCC TM CORP. (Delaware)	100%
ARCC Ultimus LLC (Delaware)	100%
ARCC Universal Corp. (Delaware)	100%
Ares Capital CP Funding Holdings LLC (Delaware)	100%
Ares Capital JB Funding LLC (Delaware)	100%
Ares Direct Lending CLO 1 LLC	100%
Asclepius Holdings LLC (Delaware)	95%
BW Landco LLC (Delaware)	100%
Calder Equity, LLC (Delaware)	100%
Ivy Hill Asset Management GP, LLC (Delaware)	100%
GEDC Equity, LLC (Delaware)	100%
Multiad Equity Corp. (Delaware)	86.26%
S2 Equity Corp. (Delaware)	86.26%
Startec Equity, LLC (Delaware)	100%
SVP Holdings GP LLC (Delaware)	100%

Indirect Subsidiaries
The following list sets forth each of our indirect subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the sole member of such subsidiary:
AC Corporate Holdings, Inc. (Delaware)	100%
ACAS CRE CDO 2007-1, LLC (Delaware)	100%
Allied Crescent Equity, LLC (Delaware)	100%
Ares Capital CP Funding LLC (Delaware)	100%
European Capital Limited (Guernsey)	100%
HCI Equity, LLC (Illinois)	100%
Asclepius Intermediate Holdings LLC (Delaware)	100%
Potomac Energy Center, LLC (Virginia)	100%
Potomac Intermediate Holdings II LLC (Delaware)	100%
Potomac Intermediate Holdings III LLC (Delaware)	100%
ARCC PCP L.P. (Cayman Islands)	100%
Each of our direct and indirect subsidiaries listed above is consolidated for financial reporting purposes.
In addition, we may be deemed to control certain portfolio companies. See “Portfolio Companies” in the Prospectus.
ITEM 29.   NUMBER OF HOLDERS OF SECURITIES
The following table sets forth the approximate number of record holders of our common stock and each class of our senior securities (including bank loans) as of March 31, 2024.
TITLE OF CLASS	NUMBER OF RECORD HOLDERS
Common stock, $0.001 par value	1,031 (including Cede & Co.)
Revolving Credit Facility	39
Revolving Funding Facility	4
SMBC Funding Facility	3
BNP Funding Facility	3
2024 Notes	67
March 2025 Notes	72
July 2025 Notes	80
January 2026 Notes	63
July 2026 Notes	65
January 2027 Notes	76
June 2027 Notes	57
2028 Notes	74
2029 Notes	66
2031 Notes	65
ITEM 30.   INDEMNIFICATION
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.
Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to obligate us to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer . Our bylaws obligate us, to the maximum extent permitted by Maryland law and the Investment Company Act, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who (a) is a present or former director or officer and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) while a director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member, manager, partner or trustee and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity. The charter and bylaws also permit us to, with the approval of the board of directors or a duly authorized committee thereof, indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the Investment Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our current directors and certain of our officers and with members of our investment adviser’s investment committee and we intend to enter into indemnification agreements with each of our future directors, members of our investment adviser’s investment committee and certain of our officers. The indemnification agreements attempt to provide these directors and senior officers the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of our investment adviser’s investment committee in any action or proceeding arising out of the performance of such person’s services as a present or former director or officer or member of our investment adviser’s investment committee.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
The investment advisory and management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our investment adviser Ares Capital Management and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our investment adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser.
The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Ares Operations and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Ares Operations’ services under the administration agreement or otherwise as our administrator.
Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of ours pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
ITEM 31.   BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management, and each partner, director or executive officer of Ares Capital Management, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this registration statement in the sections entitled “Management.” Additional information regarding Ares Capital Management and its officers and directors are set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated by reference herein.
ITEM 32.   LOCATION OF ACCOUNTS AND RECORDS
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of:
(1)
the Company, Ares Capital Corporation, 245 Park Avenue, 44th Floor, New York, New York 10167;

(2)
the transfer agent, Computershare Trust Company N.A., P.O. Box 505000, Louisville, KY 40233-5000;

(3)
the custodian, U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, Corporate Trust Services, One Federal Street, 10th Floor, Boston, Massachusetts 02110; and

(4)
our investment adviser, Ares Capital Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

ITEM 33.   MANAGEMENT SERVICES
Not Applicable.

ITEM 34.   UNDERTAKINGS
The Registrant undertakes:
(1)
not applicable;

(2)
not applicable;

(3)
(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i), (ii) and (iii) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of Form N-2 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), that is part of the registration statement;
(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
to remove from registration by means of a post-effective amendment any of those securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the Securities Act to any purchaser,

(i)
if the Registrant is relying on Rule 430B:

(A)
each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;
(ii)
that if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(4)
that for the purposes of determining any liability under the Securities Act:

(a)
the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

(b)
each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(5)
that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(6)
insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

(7)
to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 1st day of May, 2024.
ARES CAPITAL CORPORATION
By:	/s/ R. Kipp deVeer R. Kipp deVeer Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
SIGNATURE	TITLE	DATE
/s/ R. Kipp deVeer R. Kipp deVeer	Chief Executive Officer and Director (principal executive officer)	May 1, 2024
/s/ Scott C. Lem Scott C. Lem	Chief Financial Officer and Treasurer (principal financial officer)	May 1, 2024
/s/ Paul Cho Paul Cho	Chief Accounting Officer (principal accounting officer)	May 1, 2024
* Michael J Arougheti	Co-Chairman and Director	May 1, 2024
* Ann Torre Bates	Director	May 1, 2024
* Mary Beth Henson	Director	May 1, 2024
* Daniel G. Kelly, Jr.	Director	May 1, 2024
* Steven B. McKeever	Director	May 1, 2024
* Michael K. Parks	Director	May 1, 2024
* Robert L. Rosen	Director	May 1, 2024
* Bennett Rosenthal	Co-Chairman and Director	May 1, 2024

SIGNATURE	TITLE	DATE
* Eric B. Siegel	Director	May 1, 2024
* Michael L. Smith	Director	May 1, 2024
*By: /s/ Scott C. Lem Scott C. Lem As Agent or Attorney-in-Fact May 1, 2024
The original powers of attorney authorizing R. Kipp deVeer, Scott C. Lem, Joshua M. Bloomstein and Naseem Sagati Aghili to execute the Registration Statement, and any amendments thereto, for the directors of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit hereto.